

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Received SEC

DEC 20 2011

Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK REPURCHASE SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to ____________________

Commission file number 1-07151

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Clorox Company
1221 Broadway
Oakland, CA 94612-1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CLOROX COMPANY
EMPLOYEE RETIREMENT
INVESTMENT PLAN
FOR PUERTO RICO

Date: December 19, 2011

Laura Stein
Senior Vice President - General Counsel

Index to Exhibits

Exhibit No.	Description
23.1	Consent of Mohler, Nixon & Williams

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

The Clorox Company Employee Retirement Investment Plan for Puerto Rico
As of June 30, 2011 and 2010
and the fiscal year ended June 30, 2011
with Report of Independent Registered Public Accounting Firm

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico
Financial Statements and Supplemental Schedule
As of June 30, 2011 and 2010
and the fiscal year ended June 30, 2011

Contents

Report of Independent Registered Public Accounting Firm.. 1

Audited Financial Statements

Statements of Net Assets Available for Benefits.. 2
Statement of Changes in Net Assets Available for Benefits.......................................3
Notes to Financial Statements.. 4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)..................................16

Exhibit 23 – Consent of Independent Registered Accounting Firm 17

mohler, nixon + williams

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of
The Clorox Company
Employee Retirement Investment
Plan for Puerto Rico

We have audited the financial statements of The Clorox Company Employee Retirement Investment Plan for Puerto Rico (the Plan) as of June 30, 2011 and 2010, and for the year ended June 30, 2011, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2011 and 2010, and the changes in net assets available for benefits for the year ended June 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 16, 2011

635 Campbell Technology Parkway • Campbell, California 95008-5071 • Tel 408.369.2400 • Fax 408.879.9485
2600 El Camino Real, Suite 405 • Palo Alto, California 94306-1719 • Tel 650.494.3901 • Fax 650.494.6756
150 Spear Street, Suite 925 • San Francisco, California 94105-1535 • Tel 415.817.5070 • Fax 415.896.1721
www.mohlernixon.com

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

Statements of Net Assets Available for Benefits

	June 30	
	2011	**2010**
Assets		
Cash and cash equivalents	$ 6	$ 24,506
Investments, at fair value	6,835,739	5,473,548
Receivables:		
Notes receivable from participants	722,164	671,313
Employer contributions	272,451	396,351
Total receivables	994,615	1,067,664
Net assets available for benefits at fair value	7,830,360	6,565,718
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a collective trust fund	(48,475)	(56,436)
Net assets available for benefits	$ 7,781,885	$ 6,509,282

See accompanying notes to the financial statements

Statement of Changes in Net Assets Available for Benefits
For the Fiscal Year Ended June 30, 2011

Additions to/(deductions from) net assets attributed to:	
Investment gain and other income:	
Interest income and dividends	$ 219,550
Net appreciation in fair value of investments	878,906
Total investment gain and other income	1,098,455
Contributions:	
Participants'	405,007
Employer's	389,869
Rollovers	33,850
Total contributions	828,727
Benefit payments to participants	(654,579)
Net increase	1,272,603
Net assets available for benefits:	
Beginning of year	6,509,282
End of year	$ 7,781,885

See accompanying notes to the financial statements

1. Description of the Plan

The following description of The Clorox Company Employee Retirement Investment Plan for Puerto Rico ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering most salaried and hourly production employees of The Clorox Company of Puerto Rico and Clorox Commercial Company (the "Companies") and employees who perform services primarily in Puerto Rico for any other affiliate operating in Puerto Rico that adopts the Plan, except for (i) leased employees, (ii) non-resident aliens with no Puerto Rico source of income, and (iii) employees covered by a collective bargaining agreement, unless such coverage is specified in the written agreement. Participants are eligible to participate on the first day of employment following completion of one hour of service with the Companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Employee Benefits Committee (the "Committee") administers the Plan. Banco Popular de Puerto Rico serves as the Plan's trustee. T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price") serves as the Plan's record-keeper and custodian.

Value Sharing Contributions

The Clorox Company (the "Parent Company") may make a discretionary value sharing contribution (the profit sharing component of the Plan) in an amount determined by the Parent Company. In 2011 and 2010, the Parent Company approved value sharing contribution of 4.9% and 8.54%, respectively, of eligible compensation. The value sharing contribution was allocated to the accounts of eligible participants in the same proportion that each eligible participant's compensation bears to the total compensation of all eligible participants of all participating companies of the Parent Company. Fully-vested participants will either receive amounts in excess of 7% up to 12% in cash or have such amounts contributed on their behalf to The Clorox Company Nonqualified Deferred Compensation Plan for certain highly compensated employees if elected by the participant.

Non-vested participants have the value sharing contributions in excess of the 7% credited to their accounts. Participants who have completed one year of service and are employed on the last day of the Plan year are eligible to receive the value sharing contributions.

1. Description of the Plan (continued)

Participant Contributions

Participants may contribute from 1% to 10% of their covered compensation, on a pre-tax and after-tax basis (the combined pre-tax and after-tax cannot exceed 20%), as defined in the Plan. Generally, covered compensation consists of regular pay plus most bonuses, overtime and vacation pay. It does not include, for example, short or long term disability pay, relocation, severance, deferred compensation, stock compensation, or Worker's Compensation pay. Participant contributions are subject to limits specified under the Code.

Eligible new participants who do not make a salary deferral contribution election, or fail to elect to decline a deferral contribution, are automatically enrolled in the Plan at a 5% contribution rate. All participants with a contribution rate of less than 10% have an automatic annual percentage increase of 1% until the contribution rate reaches 10% unless another annual percentage is elected or the automatic election is declined.

Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

Matching Contributions

The Companies match 100% of the eligible participant's contributions, up to a maximum of $1,000 per participant per Plan year. Employees are eligible for the Companies' match after completing one year of service.

Investment Options

Participants direct their contributions and the Companies' contributions into the various investment options offered by the Plan. The Plan currently offers investments in The Clorox Company's common stock, mutual funds, and a common collective trust fund.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of (a) the Companies' matching and Value Sharing contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. At the discretion of the Committee, forfeited balances of terminated participants' non-vested accounts may be used to pay Plan expenses, to reduce the Parent Company's contributions to the Plan, or to restore accounts of previously terminated forfeiting participants who subsequently resumed employment with the Companies. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

1. Description of Plan (continued)

Vesting

Participants are always fully vested in their individual contributions, the Companies matching contributions, and actual earnings thereon. Prior to October 2008, participants' vested interest in the Value Sharing contribution was determined in accordance with the following schedule:

Years of Service	Percentage
1-2	0%
3	34%
4	66%
5	100%

In October 2008, the Committee adopted an amendment to the Plan containing a provision effective July 1, 2008, that changed the vesting schedule for the Value Sharing contributions of a participant. The Value Sharing contribution account of a participant who has an hour of service on or after July 1, 2008, vests in accordance with the following schedule:

Years of Service	Percentage
1	0%
2	20%
3	40%
4	66%
5	100%

Participants become immediately vested in the Value Sharing contribution upon reaching age 60 while employed by the Companies, at death or upon termination of employment due to permanent disability.

Payment of Benefits

The Plan provides for lump-sum distributions of the vested value of a participant's account upon death, permanent disability, or termination of employment. The Plan also provides for installment distributions in limited instances. Hardship withdrawals are permitted if certain criterion are met.

Notes Receivable from Participants

Participants may obtain up to two loans for a minimum of $1,000 and a maximum amount equal to the lesser of $50,000 reduced by the highest outstanding loan balance in the previous twelve months, or 50% of the participant's vested account balance. Loan terms range from 1 to 5 years, or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a fixed rate (prime plus 1%) determined at the time of the loan. Principal and accrued interest is repaid ratably through payroll deductions.

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Parent Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

Administrative Expenses

The Parent Company pays substantially all administrative expenses except for loan origination and maintenance fees which are deducted from the participant's account.

Forfeitures

Amounts forfeited for each Plan year are used to reduce the Companies' contributions. The forfeitures available to be used amounted to $20,732 and $18,016 as of June 30, 2011 and 2010, respectively. The Companies used $20,732 of forfeitures to reduce the Company's or Parent Company contributions for the plan year ended June 30, 2011.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value, which represents contributions under the contract plus interest credited at contract rates less withdrawals and administrative expenses, is the measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through participation in the T. Rowe Price Stable Value Fund ("Stable Value fund"), a common collective trust fund. The statements of net assets available for benefits present the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recognized on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Notes receivable from participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Benefit Payments to Participants

Benefit payments to participants are recorded upon distribution. As of June 30, 2011 and 2010, no significant amounts were due to participants who had requested distributions prior to the Plan's year-ends.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for various investment options in common stock, mutual funds and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Recent Accounting Pronouncements

On June 30, 2010, the Plan early adopted Accounting Standards Update (ASU) 2010-25 which requires the participant loans to be classified as notes receivable from participants, which are segregated from the Plan investments and measured at their unpaid principal balance and any accrued but unpaid interest. The impact of this adoption is reflected in the Plan's Statement of Net Assets Available for Benefits for all periods presented.

2. Summary of Accounting Policies (continued)

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

3. Investments

The fair value of the investments that represent more than 5% of the Plan's net assets available for benefits are as follows:

	June 30	
	2011	**2010**
T. Rowe Price Stable Value Common Trust Fund	$ 1,392,236	$ 1,339,404
The Clorox Company Common Stock	1,052,303	976,535
Vanguard Target Retirement 2035 Fund	1,013,606	629,541
Vanguard Intermediate Term Bond Index Fund	382,283	380,532

The Plan's investments (including investments purchased, sold, and held during the year) had net appreciation in fair value as determined by quoted market prices as follows for the fiscal year ended June 30, 2011:

Common Stock	$ 82,403
Mutual Funds	796,503
Net appreciation in fair value of investments	$ 878,906

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). Fair value is determined based on a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. An asset or liability's classification is based on the lowest level of input that is significant to the fair value measurement. Assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3 – Unobservable inputs reflecting management's own assumptions

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value:

Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held by the Plan at year-end.

Company's common stock: Valued at the last reported sales price on the last business day of the Plan year.

Common collective trust fund: Valued using the market approach at a NAV determined by the portfolio's sponsor based on the fair value of underlying assets held by the common collective trust fund on the last business day of the Plan year.

4. Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of June 30, 2011 and 2010:

	Assets at Fair Value as of June 30, 2011			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 1,052,303	$ –	$ –	$ 1,052,303
Common collective trust fund		1,392,236		1,392,236
Mutual funds				
Bond funds	382,283			382,283
Growth funds	738,867			738,867
Value funds	247,321			247,321
Blend funds	959,795			959,795
Target date funds	2,062,934			2,062,934
Total assets at fair value	$ 5,443,504	$ 1,392,236	$ –	$ 6,835,740

	Assets at Fair Value as of June 30, 2010			
	Level 1	*Level 2*	*Level 3*	*Total*
Clorox Co. common stock	$ 976,535	$ –	$ –	$ 976,535
Common collective trust fund		1,339,404		1,339,404
Mutual funds				
Bond funds	380,532			380,532
Growth funds	509,723			509,723
Value funds	173,061			173,061
Blend funds	699,669			699,669
Target date funds	1,394,624			1,394,624
Total assets at fair value	$ 4,134,144	$ 1,339,404	$ –	$ 5,473,548

The Common collective trust fund is invested in the T. Rowe Price Stable Value Common Trust Fund (the stable value fund). The investment objectives of the trust are to maximize current income consistent with the maintenance of principal and to provide for withdrawals for certain participant initiated transactions under a retirement plan without penalty or adjustment.

5. Party-in-Interest Transactions

The Plan's investment transactions were managed by Banco Popular de Puerto Rico as of June 30, 2011 and 2010.

During fiscal years 2011 and 2010, the Plan made no purchases or sales of the Company's common stock.

Certain Plan investments are managed by T. Rowe Price, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

6. Income Tax Status

The Plan has received a determination letter from the Puerto Rico Treasury Department dated August 10, 1999, stating that the Plan meets the requirements of section 1165 (a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "Code") and that the trust established will be entitled to exemption from local income taxes. Subsequent to this determination by the Puerto Rico Treasury Department, the Plan was amended and restated. The Plan administrator believes the Plan is being operated in compliance with applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Treasury Department. No uncertain positions have been identified that would require recognition of a liability (or asset) or disclosure in the financial statements as of June 30, 2011. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

7. Reconciliation of Financial Statements to the Form 5500

The Companies will report the Plan's investment in the common collective trust at fair market value on its Form 5500. The following is a reconciliation of the Statements of Net Assets Available for Benefits per the financial statements at June 30, 2011 and 2010, to the net assets available for benefit expected to be reported in the Plan's Form 5500:

	2011	2010
Net assets available for benefits per the financial statements	$ 7,781,885	$ 6,509,282
Adjustment from contract value to fair value fully benefit-responsive investment contracts held by a collective trust fund	48,475	56,436
Net assets available for benefits per the Form 5500	$ 7,830,360	$ 6,565,718

The following is a reconciliation of the Statement of Changes in Net Assets Available for Benefits per the financial statements for the year ended June 30, 2011, to the statement of changes in net assets available for the benefits expected to be reported in the Plan's Form 5500:

	2011
Total investment income per the financial statements	$ 1,098,455
Add:	
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts held by a collective trust fund	48,475
Less:	
Prior year adjustment from contract value to fair value fully benefit responsive investments contract held by a collective trust fund	(56,436)
Total investment income per the Form 5500	$ 1,090,494

8. Subsequent Events

Effective July 1, 2011, the plan was amended to provide for the following:

a. The Plan changed its Plan year as follows:

- July 1 through June 30, for Plan Years beginning prior to July 1, 2011.
- July 1 through December 31, for the short Plan Year beginning on July 1, 2011.
- January 1 through December 31, for Plan Years beginning on or after January 1, 2012.

b. The Plan updated the following benefits for non union employees:

8. Subsequent Events (continued)

i) The value sharing contribution feature of the Plan was eliminated while a non-elective employer contribution feature is added to the Plan for all eligible participants. Participants need to have completed one year of service and be an active employee at the end of the Plan year to be able to receive the non-elective employer contributions. The non-elective employer contribution is equal to 6% of eligible salary during the plan year.

ii) The non-elective employer contributions account will vest in accordance with the following schedule:

Years of Service	Vesting Percentage
1	0%
2	20%
3	40%
4	70%
5	100%

iii) Matching contribution was updated from a maximum of $1,000 to a maximum of 4% of eligible salary. Participants need to have completed one year of service to receive the match. During the short Plan Year, no matching contribution will be provided but the Company will make a special contribution equal to 4% of participants' eligible compensation for the relevant paycheck received during the short Plan Year. Matching contributions will continue to be fully vested immediately.

iv. The maximum allowable salary deferral contributions (before tax and after tax) increased from 1% to 50% subject to limits under the Code.

Supplemental Schedule

The Clorox Company
Employee Retirement Investment Plan for Puerto Rico

EIN: 31-0595760 Plan: 007
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

June 30, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
*	The Clorox Company Common Stock	Common Stock	$ 1,052,303
	American Funds Europacific Growth R5	Mutual Fund	278,260
	Vanguard Explorer Fund	Mutual Fund	40,870
	Vanguard Institutional Index Fund	Mutual Fund	165,053
	Vanguard Target Retirement Income Fund	Mutual Fund	29,272
	Vanguard Target Retirement 2005 Fund	Mutual Fund	55,610
	Vanguard Target Retirement 2015 Fund	Mutual Fund	72,505
	Vanguard Target Retirement 2025 Fund	Mutual Fund	439,426
	Vanguard Target Retirement 2035 Fund	Mutual Fund	1,013,606
	Vanguard Target Retirement 2045 Fund	Mutual Fund	481,786
	Vanguard Mid-Cap Index, Institutional	Mutual Fund	106,163
*	T. Rowe Price Balanced Fund	Mutual Fund	410,320
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	322,728
*	T. Rowe Price Small Cap. Value Mutual Fund	Mutual Fund	247,321
	Vanguard Intermediate Term Bond Index Fund	Mutual Fund	382,283
*	T. Rowe Price-Growth Stock Fund	Mutual Fund	345,997
*	T. Rowe Price Stable Value Common Trust Fund	Common collective trust fund	1,392,236
*	Participant Loans	Interest rates ranging from 4.25 to 9.25%	722,164
	Total Investments		$ 7,557,903

* *Represents a party-in-interest to the Plan.*

Note: *Column (d), cost, has been omitted, as all investments are participant-directed.*

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-131487 and 33-41131- Post Effective Amendments No. 1 and No. 2) of The Clorox Company of our report dated December 16, 2011, with respect to the Statements of Net Assets Available for Benefits of The Clorox Company Employee Retirement Investment Plan for Puerto Rico as of June 30, 2011 and 2010, the related Statement of Changes in Net Assets Available for Benefits for the year ended June 30, 2011, and the related supplemental Schedule H, line 4i- Schedule of Assets (Held at End of Year) as of June 30, 2011, which report appears in the June 30, 2011 annual report on Form 11-K of The Clorox Company Employee Retirement Investment Retirement Plan for Puerto Rico.

Mohler, Nixon & Williams

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
December 16, 2011